SEC, Washington Exemption File No. 82-5079

Press release

Skandia

September 5, 2002

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 25 00
Telefax +46-8-788 23 80
www.skandia.se

Office:
Sveavägen 44

New Executive Vice President in Skandia

Odd Eiken has been appointed Executive Vice President of Skandia Insurance Company, Inc. In his new role, he will be responsible for strategy and communication at the corporate level.

Odd Eiken is currently a Managing Partner in Kreab, the largest communications consulting firm in the Nordic countries. His has previously held positions such as CEO of Citigate/Gramma AB, Director of Communications of the Swedish Employers' Confederation, and Under Secretary of State in the Swedish Ministry of Science and Education.

Odd Eiken's new position will be effective November 1, 2002.

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A downloadable picture of Odd Eiken is available in jpeg format from *www.skandia.com*

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